November 21, 2022

CORRESPONDENCE FILED VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson and Sasha Parikh

Re:        Sesen Bio, Inc.

Form 10-K for the period ended December 31, 2021

Filed February 28, 2022

Form 10-Q for the period ended September 30, 2022

Filed November 7, 2022

File No. 001-36296

Dear Ms. Robertson & Ms. Parikh:

This letter sets forth responses of Sesen Bio, Inc., a Delaware corporation (the “Company”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 10, 2022 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the period ended December 31, 2021 (File No. 001-36296) and the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 (File No. 001-36296) (“Form 10-Q”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto.

Form 10-Q for the period ended September 30, 2022

Notes to Condensed Consolidated Financial Statements

Note 5. Fair Value Measurement and Financial Instruments

Contingent Consideration, page 10

1.	Please tell us your basis for writing off the balance of the estimated earnout payment to Qilu as of September 30, 2022, citing the authoritative guidance on which you relied regarding the extinguishment of the obligation. We note your disclosure that you are in the process of negotiating a termination of the Qilu License Agreement and are also seeking to sell or out-license Vicineum and all the related obligations related to Vicineum. However, until such occurs, and your obligation is legally extinguished, it is unclear why the liability was removed from your balance sheet.

Response to Comment 1:

During the third quarter of 2022, following the Company’s decision to voluntarily pause further development of Vicineum for the treatment of non-muscle invasive bladder cancer, Qilu Pharmaceutical Co. Ltd. (“Qilu”) informed the Company that it no longer intends to commercialize Vicineum in China, Hong Kong, Macau and Taiwan (“Greater China”) due to additional effort and costs required to gain regulatory approval in that region without prior U.S. approval. Since Qilu no longer plans to commercialize Vicineum in Greater China, the Company is in the process of negotiating a termination of its license agreement with Qilu (the “Qilu License Agreement”). Upon the termination of the Qilu License Agreement, the Company will regain the rights to the Vicineum intellectual property in Greater China, however, the Company does not plan to develop or commercialize Vicineum in that region or any other region, as the Company is pursuing a merger (the “Merger”) with Carisma Therapeutics, Inc. (“Carisma”). The Company is also seeking to sell or out-license Vicineum and all the related obligations related to Vicineum. The Company expects that any partner who acquires or licenses Vicineum from the Company will be subject to any related obligations, including any earnout payments related to sales in Greater China (if any), that become payable to the former shareholders of Viventia Bio, Inc. (“Viventia”) under the Share Purchase Agreement whereby the Company acquired Viventia, including the Vicineum asset. If a sale or license of Vicineum has not occurred at the time the Merger is completed, Carisma has indicated it may continue to seek a sale of the Vicineum asset and has no plans to develop the Vicineum asset.

Securities and Exchange Commission

November 21, 2022

In accordance with Accounting Standards Codification 820, Fair Value Measurement, the fair value of the earnout in contingent consideration was determined based on the present value of projected future cash flows associated with Vicineum net sales in Greater China through December 2033. With no plans for commercialization of Vicineum in the region, no future Vicineum sales were expected as of September 30, 2022, which resulted in a future cash flow of zero. Therefore, in the Company’s Form 10-Q for the period ended September 30, 2022, the Company wrote off the contingent consideration liability of $1.8 million, which represented the Company’s previous estimate of 2% earnout liabilities in Greater China based on previously estimated future revenues.

Note 14. Share-Based Compensation, page 19

2.	Please tell us what the 3,293,367 issuance of common stock for share-based compensation noted in the Condensed Consolidated Statements Of Changes In Stockholders' Equity for the three-months ended September 30, 2022 relates to as it is not clear from your disclosures.

Response to Comment 2:

3,293,367 shares of the Company’s common stock were issued in the third fiscal quarter of 2022 as a result of the Company’s 2021 Retention Program (as defined below). Under the section entitled “2014 Stock Incentive Plan” included in Note 14. “Share-Based Compensation” of the Notes to Condensed Consolidated Financial Statements of the Company’s Form 10-Q (see excerpt below), the Company provided a summary of the 2021 Retention Plan, which explains this one-time restricted stock unit (“RSU”) award was fully vested and issued on September 30, 2022.

Form 10-Q for the period ended September 30, 2022, Page 19

“On September 9, 2021, the Company’s board of directors and the compensation committee of the board of directors (the “Compensation Committee”) approved a retention program for all then-current employees, except for the Chief Executive Officer, pursuant to which the Company will provide certain incentives designed to retain such employees (the “2021 Retention Program”). Pursuant to the 2021 Retention Program and effective as of October 1, 2021, the Company’s non-executive employees received a combination of a cash bonus award and a one-time RSU award which vested in full on September 30, 2022, subject to continued employment through September 30, 2022. Each RSU represents a contingent right to receive one share of the Company’s common stock.”

Additionally, the Company’s issuance of 3,293,367 shares of common stock is disclosed in the Restricted Stock Units and Performance Stock Units activity table in Note 14. “Share-Based Compensation” of the Notes to Condensed Consolidated Financial Statements of the Company’s Form 10-Q (see excerpt below).

Securities and Exchange Commission

November 21, 2022

Form 10-Q for the period ended September 30, 2022, Page 21

Restricted Stock Units and Performance Stock Units

The following table sets forth a summary of the Company's RSU and PSU activity for the nine months ended September 30, 2022:

	Restricted Stock Units (in thousands)	Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	3,041	$0.80
Granted RSU	4,160	$0.68
Cancelled RSU	(217)	$0.75
Released RSU	(3,293)	$0.76
Granted PSU	1,004	$0.67
Unvested at September 30, 2022	4,695	$0.68

While the Company respectfully acknowledges that the vesting of restricted stock units could be separated on the Statements of Changes in Stockholders’ Equity, or the line item description could be expanded, the Company believes Note 14 meets the disclosure requirements and adequately conveys the nature of the issuance. For greater clarity, the Company will plan to present the vesting of the restricted stock units as a separate line item in the Statements of Changes in Stockholders’ Equity in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

If the Staff should have any questions, or would like further information, please do not hesitate to contact me at (858) 922-1433. Thank you in advance for your attention to the above.

Sincerely,

/s/ Monica B. Forbes

Monica B. Forbes
Chief Financial Officer

cc:          Thomas R. Cannell, D.V.M., President and Chief Executive Officer, Sesen Bio, Inc.

Mark R. Sullivan, General Counsel & Corporate Secretary, Sesen Bio, Inc.

Steven J. Abrams, Hogan Lovells US LLP